UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 25, 2022

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) for each of the three month periods ended March 31, 2022 and 2021. All of these financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Logistics’ 2021 annual report filed on Form 20-F with the Securities and Exchange Commission on April 1, 2022 (the “2021 Form 20-F”) and the condensed consolidated financial statements and the accompanying notes included in this Form 6-K.

This report contains forward-looking statements within the meaning of the Private Securities Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, and future dividends or distributions, should be considered forward-looking. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Logistics at the time this filing was made. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics. Actual results may differ materially from those expressed or implied by such forward-looking statements. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) demand and/or charter and contract rates for our vessels and port facilities; (ii) production or demand for the types of dry and liquid products that are transported by our vessels or stored in our ports; (iii) operating costs including, but not limited to, changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses; (iv) changes in interest rates; (v) wars, global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread; and (vi) other factors listed from time to time in Navios Logistics’ filings with the Securities and Exchange Commission, including its Forms 20-F and Forms 6-K, including the section entitled “Item 3. Key Information — D. Risk Factors” in the 2021 Form 20-F. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Overview

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest infrastructure and logistics companies in the Hidrovia region river system, the main navigable river system in the region (the “Hidrovia region”), and on the cabotage trades along the south-eastern coast of South America. We serve our customers in the Hidrovia region through our three existing port storage and transfer facilities (the “Port Terminal Business”). The Port Terminal Business comprises our grain port terminal (the “Grain Port Terminal Terminal), our iron-ore port terminal (the “Iron Ore Port Terminal”), and our liquid port terminal (the “Liquid Port Terminal). We complement these three Port Terminals with a diverse fleet of 329 barges and 30 pushboats that operate in our barge business (the “Barge Business”), and eight vessels comprising six tankers, one bunker vessel, and one river and estuary product tanker, all of which operate in our cabotage business (the “Cabotage Business”). We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

Port Terminal Business

We own three port-storage and transfer facilities: our Grain Port Terminal, which supports agricultural and forest-related exports; our Iron Ore Port Terminal, which supports mineral-related exports; and our Liquid Port Terminal, which provides tank storage for refined petroleum products. The Grain Port Terminal and the Iron Port Terminal are located in Nueva Palmira, Uruguay, and the Liquid Port Terminal is located in San Antonio, Paraguay. Our port facilities in Nueva Palmira have a total static grain-storage capacity of 460,000 metric tons, and a mineral-ore-stockpile capacity of 876,000 tons. Our port facility in San Antonio has a total static storage capacity of 65,660 cubic meters. Our Grain Port Terminal, together with the Iron Ore Terminal, may be collectively referred to in this report as our “Dry Port Terminals.”

Fleet

Our current core fleet consists of a total of 367 owned vessels, barges and pushboats.

The following is the current core fleet as of May 25, 2022:

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	58	178,948 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	359

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
He Man H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Chartering Arrangements

We continually monitor developments in the shipping industry and make decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions, in order to implement our overall business strategy. In the Barge Business, we typically operate under a mix of time charters and contracts of affreightment (“CoAs”) having one-to-five year terms (some of which have minimum guaranteed volumes) and spot contracts. In the Cabotage Business, we typically operate under time charters with terms in excess of one year. Some of our charters provide fixed pricing, minimum volume requirements, and adjustment formulas for labor cost and fuel price.

Factors Affecting Navios Logistics’ Results of Operations

For further discussion on factors affecting our results of operations, see also “Item 3. Key Information — D. Risk Factors” included in the 2021 Form 20-F. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Argentina”, “— Risks Relating to Uruguayan Free Zone Regulation” and “— Other Risks Relating to the Countries in which We Operate” in the 2021 Form 20-F.

Contract Rates

The shipping and logistics industry has been highly volatile in the recent past. In order to maximize the utilization of our fleet and storage capacity, we must be able to renew the contracts that utilize our fleet and ports upon the expiration or termination of current contracts. This ability depends mainly upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

We specialize in the transport and storage of liquid cargoes, as well as the transport of dry bulk cargoes along the Paraguay and Parana Rivers from Puerto Caceres (Brazil) to Nueva Palmira (Uruguay) (the “Hidrovia Waterway”). Thus, changes adversely affecting the region, such as low water levels, could reduce or limit our ability to transport cargo effectively along the Hidrovia Waterway. Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports and stores, and this could result in a reduction in demand for our services. For example, in 2021, throughput of our Grain Port Terminal was affected by lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia resulting from a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina. These weather conditions resulted in water levels in the Paraná River dropping to their lowest levels in decades, which adversely affected our Barge Business.

Foreign Currency Transactions

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Uruguayan peso, Argentine peso, Brazilian real and Paraguayan guarani. We use the U.S. dollar as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of our foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact their operations in either U.S. dollars or Uruguayan pesos, Argentine peso, Brazilian real and Paraguayan guarans, respectively; however, the subsidiaries’ primary cash flows are in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of (loss)/income.

Inflation and Fuel Price Increases

The impact of inflation, the effects of the current war in Ukraine and the resulting pressure on prices in the South American countries in which we operate may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for our Barge and Cabotage Businesses, we negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that we pay for fuel are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. Extremely low water levels can adversely affect volumes transported to the extent that water levels are not high enough to accommodate the draft of a heavily laden vessel, in which case a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. Depending on water levels, such vessels could be prevented entirely from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer and to incur increased voyage expenses. Such circumstances reduce the effective available carrying capacity of the vessel for the year. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia Waterway could adversely affect our operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to the Dry Port Terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river. Our Liquid Port Terminal operations in Paraguay and our Cabotage Business are not significantly affected by seasonality as the operations of the Liquid Port Terminal and Cabotage Business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segments

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business segment includes the operating results of our Dry Port Terminal and Liquid Port Terminal operations. Our Dry Port Terminal comprise our Grain Port Terminal and our Iron Ore Port Terminal, each of which is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. Our Liquid Port Terminal is an up-river port terminal with tank storage for refined petroleum products and oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital, Asunción.

Period over Period Comparisons

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2022 and 2021. This information was derived from Navios Logistics’ unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars-except other operating data)	Three month period ended March 31, 2022 (unaudited)	Three month period ended March 31, 2021 (unaudited)
Revenue	$58,847	$53,036
Cost of sales	(39,070)	(35,371)

Gross profit	$19,777	$17,665
Administrative expenses	(3,586)	(3,368)
Other operating income	153	707
Other operating expenses	(1,162)	(899)
Allowance for expected credit losses on financial assets	(146)	(145)

Operating profit	$15,036	$13,960
Finance income	16	1,806
Finance costs	(15,540)	(14,556)
Foreign exchange differences, net	49	1,077

(Loss)/Profit before tax	$(439)	$2,287
Income tax benefit	58	220

(Loss)/Profit for the period	$(381)	$2,507

Other Operating Data
Grain Port Terminal-tons of cargo moved	945,782	582,901
Iron Ore Port Terminal -tons of cargo moved	41,388	116,342
Liquid Port Terminal—cubic meters of stored liquid cargos	186,082	108,037
Liquid Port Terminal —cubic meters of sales of products	2,295	4,564
Barge Business—cubic meters of liquid cargos	232,229	112,291
Barge Business—dry cargo tons	282,789	394,468
Cabotage Business —cubic meters of liquid cargos	453,741	491,539
Cabotage Business—available days	720	720
Cabotage Business—operating days	504	527
Revenues per Segment
Port Terminal Business	$27,954	$24,772
Grain Port Terminal	$10,861	$7,070
Iron Ore Port Terminal	$13,738	$13,290
Liquid Port Terminal	$1,461	$1,232
Sales of products—Liquid Port Terminal	$1,894	$3,180
Barge Business	$19,516	$18,787
Cabotage Business	$11,377	$9,477

For the three month period ended March 31, 2022 compared to the three month period ended March 31, 2021

Revenue

The following table presents our revenues for the three month periods ended March 31, 2022 and 2021:

	Three month period ended March 31, 2022				Three month period ended March 31, 2021
	Port Terminal Busines (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time chartering revenues	$—	$9,980	$1,413	$11,393	$—	$8,810	$2,057	$10,867
CoA/Voyage revenues	—	1,596	18,211	19,807	—	816	16,769	17,585
Port terminal revenues	26,060	—	—	26,060	21,592	—	—	$21,592
Turnover tax	—	(199)	(108)	(307)	—	(149)	(39)	(188)

Time charter, voyage and port terminal revenues	$26,060	$11,377	$19,516	$56,953	$21,592	$9,477	$18,787	$49,856

Sale of Products-Liquid Port Terminal	$1,894	—	—	$1,894	$3,180	—	—	$3,180

Total Revenue	$27,954	$11,377	$19,516	$58,847	$24,772	$9,477	$18,787	$53,036

Time Charter, Voyage and Port Terminal Revenues: For the three month period ended March 31, 2022, Navios Logistics’ time charter, voyage and port terminal revenues increased by $7.1 million or 14.2% to $57.0 million, as compared to $49.9 million for the same period in 2021. Revenue from the Port Terminal Business increased by $4.5 million or 20.7% to $26.1 million for the three month period ended March 31, 2022, as compared to $21.6 million for the same period in 2021. The increase was mainly attributable to higher volumes transshipped in the Grain Port Terminal. Revenue from the Cabotage Business increased by $1.9 million or 20.0% to $11.4 million for the three month period ended March 31, 2022, as compared to $9.5 million for the same period in 2021. The increase was mainly attributable to more revenues from spot trips performed. Revenue from the Barge Business increased by $0.7 million or 3.9% to $19.5 million for the three month period ended March 31, 2022, as compared to $18.8 million for the same period in 2021. The increase was mainly attributable to higher volumes of liquid cargo moved.

Sales of Products- Liquid Port Terminal: For the three month period ended March 31, 2022, Navios Logistics’ sales of products decreased by $1.3 million or 40.4% to $1.9 million, as compared to $3.2 million for the same period in 2021. This decrease was attributable to the decrease in the Paraguayan liquid port’s volume of products sold.

Cost of Sales

The following table presents our cost of sales for the three month periods ended March 31, 2022 and 2021:

	Three month period ended March 31, 2022				Three month period ended March 31, 2021
	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Time charter, voyage and port terminal expenses	$4,425	$685	$7,484	$12,594	$4,047	$1,185	$6,105	$11,337
Direct vessel expenses	—	7,976	7,941	15,917	—	5,528	7,177	12,705
Cost of products sold-Liquid Port Terminal	1,691	—	—	1,691	3,041	—	—	3,041
Depreciation and amortization	2,153	1,256	5,459	8,868	2,212	1,374	4,702	8,288

Total cost of sales	$8,269	$9,917	$20,884	$39,070	$9,300	$8,087	$17,984	$35,371

Time Charter, Voyage and Port Terminal Expenses: For the three month period ended March 31, 2022, time charter, voyage and port terminal expenses increased by $1.3 million or 11.1% to $12.6 million as compared to $11.3 million for the same period in 2021. Time charter and voyage expenses of the Barge Business for the three month period ended March 31, 2022 increased by $1.4 million or 22.6% to $7.5 million, as compared to $6.1 million for the same period in 2021, mainly due to more spot voyages performed for liquid cargo. Port terminal expenses of the Port Terminal Business for the three month period ended March 31, 2022 increased by $0.4 or 9.3% to $4.4 million, as compared to $4.0 million for the same period in 2021, mainly due to higher volumes transshipped in the Grain Port Terminal. The overall increase was offset by a $0.5 million decrease in time charter and voyage expenses of the Cabotage Business to $0.7 million for the three month period ended March 31, 2022 as compared to $1.2 million for the same period in 2021.

Direct Vessel Expenses: Direct vessel expenses increased by $3.2 million or 25.3% to $15.9 million for the three month period ended March 31, 2022, as compared to $12.7 million for the same period in 2021. Direct vessel expenses of the Cabotage Business increased by $2.5 million or 44.3% to $8.0 million for the three month period ended March 31, 2022, as compared to $5.5 million for the same period in 2021. The increase was mainly due to increased crew costs. Direct vessel expenses of the Barge Business increased by $0.7 million or 10.7% to $7.9 million for the three month period ended March 31, 2022, as compared to $7.2 million for the same period in 2021. The increase was mainly attributable to the increased utilization of our convoys to service the demand of the COA/Voyage market. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold- Liquid Port Terminal: For the three month period ended March 31, 2022, Navios Logistics’ cost of products sold decreased by $1.3 million or 44.4% to $1.7 million, as compared to $3.0 million for the same period in 2021. This decrease was mainly attributable to a decrease in the Liquid Port Terminal’s volumes of products sold driven by a decrease in the sales of products in our Liquid Port Terminal.

Depreciation and Amortization: Depreciation and amortization expense increased by $0.6 million or 7.0% to $8.9 million for the three month period ended March 31, 2022, as compared to $8.3 million for the same period in 2021. Depreciation and amortization in the Barge Business increased by $0.8 million or 16.1% to $5.5 million for the three month period ended March 31, 2022, as compared to $4.7 million for the same period in 2021, mainly due to the acquisition of three pushboats and 18 liquid barges (the “2020 Fleet”), which was consummated on March 22, 2021. Depreciation and amortization in the Port Terminal Business remained stable at $2.2 million for each of three month periods ended March 31, 2022 and 2021. Depreciation and amortization in the Cabotage Business decreased by $0.1 million or 8.6% to $1.3 million for the three month period ended March 31, 2022, as compared to $1.4 million for the same period in 2021.

Administrative Expenses

Administrative expenses increased by $0.2 million or 6.5% to $3.6 million for the three month period ended March 31, 2022, as compared to $3.4 million for the same period in 2021. Certain of our administrative expenses are directly charged to their respective segments, while others are allocated proportionally based on headcount.

Other Operating Income

Other operating income decreased by $0.5 million or 78.4% to $0.2 million for the three month period ended March 31, 2022, as compared to $0.7 million for the same period in 2021. Other operating income in the Port Terminal Business decreased by $0.6 million to nil for the three month period ended March 31, 2022, as compared to $0.6 million for the same period in 2021, mainly due to an insurance claim settlement during the three month period ended March 31, 2021. Other operating income in the Barge Business increased by $0.1 million to $0.2 million for the three month period ended March 31, 2022 as compared to $0.1 million for the same period in 2021. Other operating income in the Cabotage Business was nil for both the three month periods ended March 31, 2022 and March 31, 2021.

Other Operating Expenses

Other operating expenses increased by $0.3 million or 29.3% to $1.2 million for the three month period ended March 31, 2022, as compared to $0.9 million for the same period in 2021. Other operating expenses in the Barge Business increased by $0.2 million or 61.1% to $0.7 million for the three month period ended March 31, 2022, as compared to $0.5 million for the same period in 2021. This increase was mainly due to the increased taxes other than income taxes. Other operating expenses in the Port Terminal Business were less than $0.1 million for each of the three month periods ended March 31, 2022 and 2021. Other operating expenses in the Cabotage Business remained stable at $0.4 million for each of the three month periods ended March 31, 2022 and 2021.

Allowance for Expected Credit Losses on Financial Assets

Allowance for expected credit losses on financial assets remained stable at $0.1 million for each of the three month periods ended March 31, 2022 and 2021.

Operating Profit/(Loss)

Operating profit increased by $1.0 million or 7.7% to $15.0 million for the three month period ended March 31, 2022, as compared to $14.0 million for the same period in 2021. Operating profit in the Port Terminal Business increased by $3.6 million or 23.4% to $18.8 million for the three month period ended March 31, 2022, as compared to $15.2 million for the same period in 2021. The increase was mainly attributable to higher revenue, partially mitigated by (a) lower other operating income; (b) higher port terminal expenses; and (c) higher administrative expenses. Operating profit in the Cabotage Business increased by $0.1 million or 15.0% to $0.5 million for the three month period ended March 31, 2022, as compared to $0.4 million for the same period in 2021. The increase was mainly attributable to: (a) higher revenue; (b) lower time charter, voyage and port terminal expenses; and (c) lower depreciation and amortization, partially offset by higher direct vessel expenses. Operating loss in the Barge Business increased by $2.6 million to $4.3 million for the three month period ended March 31, 2022 as compared to $1.7 million for the same period in 2021. The increase was mainly attributable to: (a) higher time charter, voyage and port terminal expenses; (b) higher depreciation and amortization; (c) higher direct vessel expenses; (d) higher other operating expenses; and (e) higher administrative expenses, partially offset by (a) higher revenue and (b) higher other operating income.

Finance Income

Finance income decreased by $1.8 million to less than $0.1 million for the three month period ended March 31, 2022, as compared to $1.8 million for the same period in 2021. The overall decrease was mainly due to the repayment in full of the Navios Holdings Loan Agreement on July 30, 2021. Finance income is allocated into our segments pro rata to the book value of our tangible assets. For further information on finance income, refer to Note 10 to our unaudited condensed financial statements included elsewhere in this report.

Finance Costs

Finance cost increased by $0.9 million or 6.8% to $15.5 million for the three month period ended March 31, 2022, as compared to $14.6 million for the same period in 2021. These variations were mainly attributable to the higher weighted average interest rate for the three month period ended March 31, 2021, and the lower capitalized finance cost following the completion of the construction of the six liquid barges during first quarter of 2021. The annualized weighted average interest rates of the Company’s total borrowings were 10.17% and 10.05% for the three month periods ended March 31, 2022 and 2021, respectively. The 2025 Notes finance cost is allocated into our segments pro rata to the book value of our tangible assets.

Foreign Exchange Differences, Net

Gain from foreign exchange differences decreased by $1.1 million to less than $0.1 million for the three month period ended March 31, 2022, as compared to $1.1 million for the same period in 2021. Gain from foreign exchange differences in the Barge Business decreased by $0.7 million to $0.1 million for the three month period ended March 31, 2022, as compared to $0.8 million for the same period in 2021. Loss from foreign exchange differences in the Port Terminal Business increased by $0.6 million to $0.2 million for the three month period ended March 31, 2022, as compared to a $0.4 million gain for the same period in 2021. Gain from foreign exchange differences in the Cabotage Business increased by $0.2 million to $0.1 million for the three month period ended March 31, 2022, as compared to less than $0.1 million loss for the same period in 2021. These variations were mainly attributable to the unfavorable impact of the fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conduct our operations.

Income Tax Benefit/(Expense)

Income tax benefit decreased by $0.1 million to $0.1 million for the three month period ended March 31, 2022, as compared to $0.2 million for the same period in 2021. Income tax benefit from the Barge Business decreased by $1.2 million to $0.1 million for the three month period ended March 31, 2022, as compared to $1.3 million for the same period in 2021. Income tax expense from the Cabotage Business decreased by $1.0 million to $0.1 million for the three month period ended March 31, 2022, as compared to $1.1 million for the same period in 2021.

(Loss)/Profit for the Period

Loss for the period increased by $2.9 million to $0.4 million for the three month period ended March 31, 2022, as compared to $2.5 million profit for the same period in 2021. Loss for the period in the Barge Business increased by $6.1 million to $11.1 million for the three month period ended March 31, 2022, as compared to $5.0 million for the same period in 2021. The increase was mainly attributable to: (a) lower operating profit; (b) lower income tax benefit; (c) higher finance costs; (d) lower finance income; and (e) lower gain from foreign exchange differences. Loss for the period in the Cabotage Business decreased by $1.2 million or 38.7% to $2.0 million for the three month period ended March 31, 2022, as compared to a $3.2 million for the same period in 2021. The decrease was mainly attributable to: (a) higher operating profit; (b) lower income tax expense; (c) lower finance costs; and (d) higher gain from foreign exchange differences, partially offset by lower finance income. Profit for the period in the Port Terminal Business increased by $2.0 million or 19.0% to $12.7 million for the three month period ended March 31, 2022, as compared to $10.7 million for the same period in 2021. The increase was mainly attributable to higher operating profit partially offset by (a) lower finance income; (b) higher loss from foreign exchange differences; and (c) higher finance costs.

EBITDA Reconciliation to (Loss)/Profit

EBITDA represents (loss)/profit before finance income, finance costs, depreciation and amortization and income taxes. EBITDA is presented because it is used by certain investors to measure a company’s operating performance. EBITDA is a “non-IFRS financial measure” and should not be considered a substitute for profit, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA does not reflect the amounts necessary to service interest on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA should not be considered as a principal indicator of our performance.

Three Month Period Ended March 31, 2022

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(Loss) for the period	$12,681	$(1,951)	$(11,111)	$(381)
Finance income	(6)	(3)	(7)	(16)
Finance costs	5,929	2,509	7,102	15,540
Depreciation and amortization	2,163	1,256	5,706	9,125
Income tax expense/(benefit)	—	70	(128)	(58)

EBITDA	$20,767	$1,881	$1,562	$24,210

Three Month Period Ended March 31, 2021

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(Loss) for the period	$10,660	$(3,181)	$(4,972)	$2,507
Finance income	(655)	(355)	(796)	(1,806)
Finance costs	5,606	2,857	6,093	14,556
Depreciation and amortization	2,222	1,374	4,978	8,574
Income tax expense/(benefit)	—	1,055	(1,275)	(220)

EBITDA	$17,833	$1,750	$4,028	$23,611

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuances of debt securities. Our main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that our owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “— Working Capital”, “— Capital Expenditures” and “— Interest-bearing loans and borrowings” for further discussion of our working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Logistics for the three month periods ended March 31, 2022 and 2021.

(Expressed in thousands of U.S. dollars)	Three Month Period Ended March 31, 2022 (unaudited)	Three Month Period Ended March 31, 2021 (unaudited)
Net cash used in operating activities	$(4,081)	$(9,766)
Net cash used in investing activities	(2,252)	(19,393)
Net cash provided by/(used in) financing activities	7,154	(5,406)

Net increase/(decrease) in cash and cash equivalents	821	(34,565)
Cash and cash equivalents and restricted cash, beginning of the period	32,580	74,870

Cash and cash equivalents and restricted cash, end of period	$33,401	$40,305

Cash used in operating activities for the three month period ended March 31, 2022 as compared to cash used in operating activities for the three month period ended March 31, 2021:

Net cash used in operating activities decreased by $5.7 million to $4.1 million for the three month period ended March 31, 2022, as compared to $9.8 million for the same period in 2021.

In determining net cash used in operating activities, profit is adjusted for the effect of certain non-cash items including depreciation and amortization which are analyzed in detail in our unaudited condensed Consolidated Statement of Cash Flows for the Three Month Period Ended March 31, 2022 and 2021, included elsewhere in this report.

Profit is adjusted for changes in working capital in order to determine net cash used in operating activities.

The negative change in working capital of $0.1 million for the three month period ended March 31, 2022 resulted from a $0.8 million increase in trade receivables and contract assets and a $0.5 million increase in prepayments and other assets, partially offset by a $0.8 million decrease in inventories and a $0.5 million increase in trade and other payables and contract liabilities.

The negative change in working capital of $1.3 million for the three month period ended March 31, 2021 resulted from a $3.4 million increase in trade receivables and contract assets, a $3.3 million increase in prepayments and other assets, partially offset by a $4.2 million increase in trade and other payables and a $1.3 million decrease in inventories.

Cash used in investing activities for the three month period ended March 31, 2022 as compared to cash used in investing activities for the three month period ended March 31, 2021:

Net cash used in investing activities decreased by $17.1 million to $2.3 million for the three month period ended March 31, 2022, from $19.4 million for the same period in 2021.

Cash used in investing activities for the three month period ended March 31, 2022 was mainly the result of: (a) $2.2 million in payments for the purchase of tangible assets; and (b) less than $0.1 million in payments for the construction of our two new tanks.

Cash used in investing activities for the three month period ended March 31, 2021 was mainly the result of: (a) $14.7 million in payments for the acquisition of the 2020 Fleet; (b) $1.9 million for the construction of a crane; (c) $1.5 million in payments for the purchase of tangible assets; (d) $1.2 million in payments for the construction of our six new liquid barges; and (e) $0.1 million in payments for the construction of our two new tanks.

Cash provided by financing activities for the three month period ended March 31, 2022 as compared to cash used in financing activities for the three month period ended March 31, 2021:

Net cash provided by financing activities increased by $12.6 million to $7.2 million for the three month period ended March 31, 2021, as compared to $5.4 million cash used in financing activities for the same period of 2021.

Cash provided by financing activities for the three month period ended March 31, 2022 was due to $22.0 million of proceeds from long term debt, partially offset by: (a) $13.9 million in payments made in connection with the Company’s outstanding indebtedness; (b) $0.8 million in payments for the repayment of the Notes Payable (as defined below); and (c) $0.1 million in payment for the principal portion of our lease liabilities.

Cash used in financing activities for the three month period ended March 31, 2021 was due to: (a) $3.9 million in payments made in connection with the Company’s outstanding indebtedness; (b) $1.3 million in payments for the repayment of the Notes Payable (as defined below); and (c) $0.2 million in payment for the principal portion of our lease liabilities.

Interest-Bearing Loans and Borrowings

2025 Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500.0 million in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the notes issued on April 22, 2014, and due on May 1, 2022, (the “2022 Notes”), to repay all amounts outstanding under the term loan B facility issued on November 3, 2017, (the “Term Loan B Facility”) and to pay certain fees and expenses related to the offering, with the balance used for general corporate purposes.

On or after August 1, 2022, the Co-Issuers may redeem some or all of the 2025 Notes at the redemption prices set forth in the indenture governing the 2025 Notes. In addition, before August 1, 2022, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Notes at a price equal to 110.750% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Notes remains outstanding. Prior to August 1, 2022, the Co-Issuers may also redeem all or a part of the 2025 Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the indenture governing the 2025 Notes; plus (c) accrued and unpaid interest, if any, on the 2025 Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of the 2025 Notes on the relevant record date to receive interest due on all the relevant interest payment dates. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than Logistics Finance. The 2025 Notes are secured by: (i) first priority ship mortgages on four tanker vessels servicing the Company’s Cabotage Business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). The 2025 Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations.

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of March 31, 2022 and December 31, 2021, deferred finance costs associated with the 2025 Notes amounted to $15.0 million and $15.9 million, respectively. Finance costs associated with the 2025 Notes amounted to $13.4 million and $13.3 million for the three month periods ended March 31, 2022 and 2021, respectively.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed finance costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A.. As of March 31, 2022, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $11.7 million.

Finance costs associated with the Notes Payable amounted to $0.1 million and $0.2 million for the three month periods ended March 31, 2022 and 2021, respectively.

Other Indebtedness

On March 25, 2022, the Company entered into a $5.0 million loan facility with Banco Santander S.A. (the “Santander Facility”) for general corporate purposes. The Santander Facility bears interest at a rate of 4.20% per annum, is repayable in twelve equal quarterly installments with final maturity on March 7, 2026 and is secured by assignments of certain receivables. As of March 31, 2022, the Company had drawn the total available amount and the outstanding balance was $5.0 million.

On February 28, 2020, the Company entered into a $25.0 million loan facility (the “2020 BBVA Facility”) with Banco Bilbao Vizcaya Argentaria (BBVA), which was drawn on July 8, 2020. The 2020 BBVA Facility was used to repay existing debt with BBVA, and for general corporate purposes. The 2020 BBVA Facility bore interest at a rate of LIBOR (180 days) plus 325 basis points, was repayable in quarterly installments with final maturity on March 31, 2022 and was secured by assignments of certain receivables.

On March 23, 2022, the Company entered into a $25.0 million loan facility (the “2022 BBVA Facility”) with BBVA. The 2022 BBVA Facility was used to repay existing debt under the existing 2020 BBVA Facility, and for general corporate purposes. The 2022 BBVA Facility bears interest at a rate of 4.25% per annum, is repayable in quarterly installments with final maturity on July 1, 2025 and is secured by assignments of certain receivables. As of March 31, 2022, the Company had drawn a total of $17.0 million on the 2022 BBVA Facility and the outstanding balance was $17.0 million.

On May 18, 2017, the Company entered into a $14.0 million term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of March 31, 2022, the outstanding amount of the Term Bank Loan was $7.4 million. As of March 31, 2022 and December 31, 2021, unamortized deferred finance costs associated with the Term Bank Loan amounted to $0.1 million and $0.1 million, respectively. On May 18, 2022, the Company repaid the outstanding balance of the loan.

On February 28, 2022, the Company entered into a $7.0 million loan facility (the “2022 Term Bank Loan”) in order to repay the Term Bank Loan. The 2022 Term Bank Loan bears interest at a rate of SOFR plus 315 basis points. The 2022 Term Bank Loan is repayable in twelve quarterly installments beginning on August 18, 2022, with a final balloon payment of $2.8 million on the last repayment date. On May 18, 2022, the amount under this facility was fully drawn.

In December 2020, the Company entered into a $13.5 million seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of March 31, 2022, the Company had drawn the total available amount and the outstanding balance was $10.6 million. Finance costs associated with the seller’s credit agreement for the construction of six liquid barges amounted to $0.2 million and $0.3 million for the three month periods ended March 31, 2022 and 2021, respectively.

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet. We completed the acquisition on March 22, 2021, which included a $15.0 million seller’s credit agreement. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum. As at March 31, 2022, the outstanding balance was $14.0 million. Finance cost associated with the seller’s credit agreement for the acquisition of the 2020 Fleet amounted to $0.2 million and less than $0.1 million for the three month periods ended March 31, 2022 and 2021, respectively.

On April 28, 2022, the Company entered into a five year finance leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 till the second quarter of 2023. The finance lease contract is payable by 60 consecutive monthly payments of $26 thousand each, commencing from the delivery of each barge. At expiration, the Company will have the ability to exercise the purchase option of these barges or extend the finance leasing contract duration.

In connection with the loan obligations described herein and other long-term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all covenants as of March 31, 2022.

The annualized weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 10.17% and 10.05% for the three month periods ended March 31, 2022 and 2021, respectively.

As of March 31, 2022, an amount of $9.2 million ($23.3 million as of December 31, 2021) was included under “Trade and other payables” in the Company’s unaudited condensed statement of financial position related to accrued interest from its interest-bearing loans and borrowings.

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of March 31, 2022, for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above).

Year	As of March 31, 2022 (Amounts in millions of U.S. dollars)
March 31, 2023	$79.8
March 31, 2024	76.1
March 31, 2025	67.1
March 31, 2026	522.9

Total	$745.9

Working Capital Position

On March 31, 2022, Navios Logistics’ current assets totaled $92.6 million, while current liabilities totaled $89.5 million, resulting in a positive working capital position of $3.1 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months from May 25, 2022, to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Capital Expenditures

Since 2018, Navios Logistics has acquired a total of approximately 9.0 hectares of undeveloped land located in the Port Murtinho. The Company plans to develop this land for its port operations. As of March 31, 2022, the Company had paid $2.3 million for the land acquisition and capitalized expenses for the development of its port operations.

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges. As of December 31, 2021, a total of $19.5 million was transferred to “Tangible assets” in its consolidated statement of financial position of which capitalized interest amounted to $1.1 million.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in its liquid port terminal. As of December 31, 2021, a total of $1.8 million was transferred to “Tangible assets” in its consolidated statement of financial position.

On March 22, 2021, Navios Logistics completed the acquisition of a purchase agreement with an unrelated third party of the 2020 Fleet for a purchase price of $30.0 million. As of December 31, 2021, a total of $32.0 million was transferred to “Tangible assets” in Navios Logistics’ consolidated statement of financial position.

During the second quarter of 2021, Navios Logistics completed the installation of a crane in the Grain Port Terminal. As of December 31, 2021, a total of $3.8 million was transferred to “Tangible assets” in its consolidated statement of financial position.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent. Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2025 Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

Concentration of Credit Risk

Accounts Receivable and Contract Assets

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the three month period ended March 31, 2022, our largest customers, Vale International S.A. and Vitol S.A. (“Vitol”), accounted for 23.2% and 10.8%, respectively, of our revenues, and our five largest customers accounted for approximately 58.4% of our revenues, with no such customer (other than Vale and Vitol) accounting for more than 10% of our revenues. For the three month period ended March 31, 2021, our largest customer, Vale, accounted for 25.6% of our revenues, and our five largest customers accounted for approximately 56.3% of our revenues, with no such customer (other than Vale) accounting for more than 10% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as their own port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers or the change of the contractual terms of any one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect our financial condition and our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations. See “Item 3. Key Information — D. Risk Factors — We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially and adversely affect our revenues.” in the 2021 Form 20-F.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

In April 2022, Vale S.A. announced the sale of its iron ore, manganese ore and logistics assets in the Midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The sale includes the full assumption by the buyer of the take-or-pay logistics contracts, which remain subject to the consent of the applicable counterparties. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale, dated September 27, 2013 remains in full force and effect. Any transfer, novation, or assignment of the Vale port contract or any obligations or rights arising thereunder by Vale is subject to the prior approval of the Navios counterparty.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Although we maintain cash deposits in excess of government-provided insurance limits, we minimize our exposure to credit risk by dealing with a diversified group of major financial institutions.

Legal Proceedings and Commitments and Contingencies

We are subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Enresur (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2023.

In September 2020, the Company agreed a settlement regarding a storage and transshipment contract in the Grain Port Terminal for a total amount to be paid to the Company as a result of the settlement of $4.1 million, which will be collected in three equal installments of $1.4 million on June 1, 2021, 2022 and 2023. In June 2021, the Company collected the first installment.

Related Party Transactions

As of March 31, 2022 and December 31, 2021, the amounts due to affiliate companies were as follows:

	March 31, 2022	December 31, 2021
Peers Business Inc. (Other related party)	$(15.0)	$(15.0)
Navios Shipmanagement Inc. (Other related party)	(0.7)	(0.4)

Total	$(15.7)	$(15.4)

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings $50.0 million on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility was secured by Navios Holdings 2022 Notes purchased with funds borrowed under the Navios Holdings Loan Agreement. The secured credit facility included an arrangement fee of $0.5 million and initially bore fixed interest of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Logistics agreed to increase the amount available under the Navios Holdings Loan Agreement by $20.0 million. Following this amendment, as a result of the redemption of the 2022 Notes, repayment of the Term Loan B Facility and the issuance of 2025 Notes, (a) the interest rate on the Navios Holdings Loan Agreement decreased to 10.0%, and (b) the maturity of the Navios Holdings Loan Agreement was extended to December 2024.

On June 24, 2020, we entered into a deed of assignment and assumption with our wholly owned subsidiary, Grimaud Ventures S.A. (“Grimaud”) and Anemos Maritime Holdings Inc. in respect of the Navios Holdings Loan Agreement, in which we assigned its legal and beneficial right, title and interest in the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6.4 million in satisfaction of the interest payable in respect of the Navios Holdings Loan Agreement as of that date.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, Grimaud entered into a supplemental agreement (the “Supplemental Navios Holdings Loan Agreement”) to the Navios Holdings Loan Agreement, whereby Grimaud and Navios Holdings agreed to amend the Navios Holdings Loan Agreement so that the Navios Holdings Loan Agreement could be repaid or prepaid in full through the issuance of shares of common stock of Navios Holdings (the “Shares”) to Grimaud. The effectiveness of the Supplemental Navios Holdings Loan Agreement was subject to, and contingent upon, a prepayment by Navios Holdings of the Navios Holdings Loan Agreement in the amount of $7.5 million in cash and the effectiveness of a registration statement of Navios Holdings registering the resale of 9,301,542 Shares, among other conditions. On July 13, 2021 following the completion of all conditions precedent, the Shares were transferred to Grimaud and the Navios Holdings Loan Agreement was repaid in full. Subsequently, Grimaud entered into a 10b-5 sales agreement for the sale of the Shares. As of July 30, 2021, the date on which the shares of Grimaud were distributed as dividend to the shareholders of the Company, Grimaud had sold 752,000 shares of common stock of Navios Holdings and generated net proceeds of $3.7 million.

As of December 31, 2021, the full amount outstanding under the Navios Holdings Loan Agreement was repaid. For the three month period ended March 31, 2021, interest income related to the Navios Holdings Loan Agreement amounted to $1.8 million, which is included under “Finance income” in the unaudited condensed statement of (loss)/income.

Administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6,

2016 and January 1, 2022 (extending the term of the agreement to January 1, 2027), was assigned from NC to NSM. Thereafter, NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total administrative expenses charged for the three month period ended March 31, 2022 amounted to $0.3 million ($0.3 million for the three month period ended March 31, 2021).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster), Divijet S.A., Trace Capital and Pit Jet S.A., all owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were nil for the each of three month periods ended March 31, 2022 and 2021 and amounts payable amounted to nil as of March 31, 2022 and December 31, 2021.

Promissory note: On July 30, 2021, the Company issued a $20.0 million promissory note to Grimaud. The promissory note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments, subject to certain conditions. On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc. (“Peers”), whereby the promissory note was assigned to Peers. On August 15, 2021, the first installment was paid.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain risks related to interest rate, foreign currency, fuel price inflation and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt Instruments— As of March 31, 2022 and December 31, 2021, the Company had a total of $565.7 million and $558.4 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Notes Payable and the Term Bank loan that bear interest at a floating rate.

Interest rates on the 2022 BBVA Facility, the Santander Facility, the 2025 Notes, the seller’s credit for the construction of six liquid barges and the credit agreement for the acquisition of the 2020 Fleet are fixed, and, therefore, changes in interest rates affect their fair value, which as of March 31, 2022 was $17.0 million, $5.0 million, $525.5 million, $10.6 million and $14.0 million, respectively, but do not affect the related finance cost. The interest on the Notes Payable and the Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost. As of March 31, 2022, the amount outstanding under the Company’s floating rate loan facilities was $19.1 million. A change in the LIBOR rate of 100 basis points would increase finance cost for the three month period ended March 31, 2022 by $0.2 million.

For a detailed discussion of Navios Logistics’ debt instruments refer to section “Interest-Bearing Loans and Borrowings” included elsewhere in this document.

Foreign Currency Transactions:

We are exposed to foreign currency exchange transaction risk related to funding our operations. For the three month period ended March 31, 2022 and 2021 approximately 56.5%, and 50.3%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Further, for the three month period ended March 31, 2021, approximately 28%, 18% and 10% of the Company’s $33.8 million of combined costs for: (a) time charter, voyage and port terminal expenses; (b) direct vessels expenses; (c) cost of products; and (d) administrative expenses, net of depreciation (together, the “Combined Cost”), was denominated in Argentinean pesos, Paraguayan guaranies and Uruguayan pesos, respectively. Comparatively, the same foreign currencies accounted for approximately 22%, 18% and 10%, respectively, of our $30.5 million of Combined Cost for the three month period ended March 31, 2021. For the three month periods ended March 31, 2022 and 2021, Brazilian reais accounted for less than 1% of our Combined Cost.

For the three month period ended March 31, 2022, a 1.00% change in the exchange rates between the U.S. dollar and Argentinean pesos, Paraguayan guaranies and Uruguayan pesos would change our profit for the year by $0.1 million, $0.1 million and less than $0.1 million, respectively. Comparatively, a 1.00% change in the same exchange rates would change our profit for the period ended March 31, 2021 by $0.1 million, $0.1 million and less than $0.1 million, respectively.

Inflation and Fuel Price Increases

See “Factors Affecting Navios Logistics’ Results of Operations.”

Critical Accounting Policies

The Navios Logistics’ unaudited condensed consolidated financial statements have been prepared in accordance with IFRS. The preparation of these financial statements requires Navios Logistics to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s 2021 Form 20-F. There have been no significant changes during the three months period ended March 31, 2022.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars)

	Notes	March 31, 2022 (unaudited)	December 31, 2021
ASSETS
Non-current assets
Tangible assets	5	$531,112	$537,128
Assets under construction	5	718	713
Intangible assets	6	152,369	153,062
Right-of-use assets	9	8,373	8,003
Deferred tax assets		73	82
Other assets		2,609	2,873

Total non-current assets		$695,254	$701,861

Current Assets
Inventories		7,781	8,611
Trade receivables	4	42,823	44,026
Contract assets	4	1,932	418
Prepayments and other assets		6,711	6,176
Cash and cash equivalents		33,401	32,580

Total current assets		$92,648	$91,811

Total Assets		$787,902	$793,672

EQUITY and LIABILITIES
Equity
Issued capital	7	20	20
Share premium		233,441	233,441
Accumulated deficit		(81,734)	(81,353)

Total equity		$151,727	$152,108

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	8	527,462	516,374
Promissory note (related party)	10	—	10,000
Lease liabilities	9	8,073	7,656
Provisions		821	561
Deferred tax liabilities		9,987	10,495
Income tax payable		27	34
Other non-current liabilities		325	575

Total non-current liabilities		$546,695	$545,695

Current liabilities
Trade and other payables		46,432	62,325
Contract liabilities	4	3,808	1,473
Interest-bearing loans and borrowings	8	23,148	25,976
Promissory note (related party)	10	15,000	5,000
Lease liabilities	9	1,092	1,095

Total current liabilities		$89,480	$95,869

Total liabilities		$636,175	$641,564

Total equity and liabilities		$787,902	$793,672

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF (LOSS)/INCOME

(Expressed in thousands of U.S. dollars)

	Note	Three month period ended March 31, 2022 (unaudited)	Three month period ended March 31, 2021 (unaudited)
Revenue	4	$58,847	$53,036
Cost of sales	4	(39,070)	(35,371)

Gross profit		$19,777	$17,665
Administrative expenses	4	(3,586)	(3,368)
Other operating income		153	707
Other operating expenses		(1,162)	(899)
Allowance for expected credit losses on financial assets	4	(146)	(145)

Operating profit		$15,036	$13,960
Finance income		16	1,806
Finance costs		(15,540)	(14,556)
Foreign exchange differences, net		49	1,077

(Loss)/Profit before tax		$(439)	$2,287
Income tax benefit		58	220

(Loss)/Profit for the period		$(381)	$2,507

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars)

	Issued capital	Share premium	(Accumulated Deficit)/ Retained Earnings	Total Equity
Balance as at January 1, 2022	$20	$233,441	$(81,353)	$152,108

Loss for the period	—	—	(381)	(381)

Balance as at March 31, 2022 (unaudited)	$20	$233,441	(81,734)	$151,727

Balance as at January 1, 2021	$20	$233,441	$60,331	$293,792

Profit for the period	—	—	2,507	2,507

Balance as at March 31, 2021 (unaudited)	$20	$233,441	$62,838	$296,299

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Three month period ended March 31, 2022 (unaudited)	Three month period ended March 31, 2021 (unaudited)
Operating activities
(Loss)/Profit before tax		$(439)	$2,287
Adjustments to reconcile (loss)/profit before tax to net cash flows:
Depreciation of tangible assets	5	8,263	7,684
Amortization of intangible assets	6	693	693
Amortization of right-of-use assets	9	169	197
Movements in provisions		406	190
Finance income		(16)	(1,806)
Finance costs		15,540	14,556
Working capital movements		(81)	(1,328)
Decrease/(increase) in other assets		264	(1,647)
(Decrease)/increase in other non-current liabilities		(250)	128

		$24,549	$20,954
Interest received		16	40
Interest paid		(28,639)	(30,751)
Income tax paid		(7)	(9)

Net cash flows used in operating activities		$(4,081)	$(9,766)

Investing activities
Acquisition of tangible assets	5	(2,247)	(1,861)
Acquisition of assets under construction	5	(5)	(17,532)

Net cash flows used in investing activities		$(2,252)	$(19,393)

Financing activities
Proceeds from long term debt	8	22,000	—
Payment of principal portion of lease liabilities	9	(125)	(176)
Repayment of long-term debt and payment of principal	8	(13,946)	(3,919)
Repayment of notes payable	8	(775)	(1,311)

Net cash flows provided by/(used in) financing activities		$7,154	$(5,406)

Net increase/(decrease) in cash and cash equivalents		821	(34,565)

Cash and cash equivalents at January 1		32,580	74,870

Cash and cash equivalents at March 31		$33,401	$40,305

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Transfers from assets under construction		$—	$21,344
Seller’s credit agreement for the construction of six liquid barges	8	$—	$2,246
Seller’s credit agreement for the acquisition of the 2020 Fleet	8	$—	$15,000
Assets under construction		$—	$(870)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 1. CORPORATE INFORMATION

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the south-eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of March 31, 2022, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

NOTE 2: BASIS OF PREPARATION, ACCOUNTING POLICIES AND SIGNIFICANT FACTORS AFFECTING UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a) Basis of Preparation

The unaudited condensed consolidated financial statements of Navios Logistics have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), and present the financial position, results of operations and cash flows of the Company on a going concern basis.

These unaudited condensed consolidated financial statements do not include all information and disclosures required for the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

The unaudited condensed consolidated financial statements have been prepared on a historical cost basis, except where fair value accounting is specifically required by IFRS, as explained in the accounting policies below. The unaudited condensed consolidated financial statements are presented in U.S. dollars which is also the currency of the Company’s primary economic environment and the functional currency of the major and majority of the Company’s subsidiaries. All values are rounded to the nearest thousand (U.S.D. 000), except when otherwise indicated.

On May 25, 2022, the unaudited condensed consolidated financial statements for the three-month period ended March 31, 2022 have been authorized for issue by the Board of Directors.

(b) Going concern

In considering going concern basis, management has reviewed the Company’s future cash requirements, covenant compliance and earnings projections. As of March 31, 2022, the Company’s current assets totaled $92,648, while current liabilities totaled $89,480, resulting in a positive working capital position of $3,168.

Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

(c) Basis of Consolidation

The unaudited condensed consolidated financial statements comprise the financial statements of Navios Logistics and its subsidiaries. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Subsidiaries included in the Consolidation:

The unaudited condensed consolidated financial statements of the Company include:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of income
				2022	2021
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-3/31	1/1-3/31
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-3/31	1/1-3/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-3/31	1/1-3/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-3/31	1/1-3/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-3/31	1/1-3/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-3/31	1/1-3/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-3/31	1/1-3/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-3/31	1/1-3/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-3/31	1/1-3/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-3/31	1/1-3/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-3/31	1/1-3/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-3/31	1/1-3/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-3/31	1/1-3/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-3/31	1/1-3/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-3/31	1/1-3/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-3/31	1/1-3/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-3/31	1/1-3/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-3/31	1/1-3/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-3/31	1/1-3/31
Delta Naval Trade S.A.	Panama	Tanker-Owning Company	100%	1/1-3/31	1/1-3/31
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-3/31	1/1-3/31
Corporacion Navios Granos S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-3/31	1/1-3/31
Docas Fluvial do Porto Murtinho S.A.	Brazil	Land Owning Company	95%	1/1-3/31	1/1-3/31
Siriande S.A.	Uruguay	Non-Operating Company	100%	1/1-3/31	1/1-3/31
Grimaud Ventures S.A. (1)	Marshall Is.	Financial Asset Holder Company	100%	—	1/21-3/31
Brundir S.A. (2)	Uruguay	Non-Operating Company	100%	1/1-3/31	—

(1)	On July 30, 2021, the Company declared and paid a pro rata dividend to its shareholders in shares of Grimaud (as defined herein), representing 100% of Navios Logistics’ equity interest in Grimaud.
(2)	On October 21, 2021, the Company acquired 100% of the Brundir S.A. common shares. Brundir S.A. is a non-operating company.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

(d) New standards, interpretations and amendments adopted by the Company

The accounting policies and methods of computation used in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in all periods presented in this report except for the following IFRSs which have been adopted by the Company as of January 1, 2022. Amendments and interpretations that apply for the first time in 2022 do not have a significant impact on the unaudited condensed consolidated financial statements of the Company for the three-month period ended March 31, 2022. These are also disclosed below.

•	IFRS 3: Business Combinations (Amendments)

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and to add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The Amendments were effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2022.

•	Annual Improvements to IFRS Standards – 2018-2020 Cycle

The amendment was issued in May 2020 and are applicable to annual periods starting as from January 1, 2022.

•	IAS 16 Property, Plant and Equipment

The amendment was issued in May 2020. The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities. Amendments were applicable to fiscal years starting on or after January 1, 2022.

•	IAS 37 Provisions, Contingent Liabilities and Contingent Assets

The amendment was issued in May 2020. It clarifies the scope of the concept of fulfillment cost of an onerous contract. Amendments were applicable to fiscal years starting on or after January 1, 2022.

(e) Impact of Standards issued but not yet effective and not early adopted by the Company

The Company has not early adopted any of the following standards, interpretations or amendments that have been issued but are not yet effective. In addition, the Company assessed all standards, interpretations and amendments issued but not yet effective, and concluded that they will not have any significant impact on the unaudited condensed consolidated financial statements.

•	IFRS 17 Insurance Contracts

The amendment was issued in May 2017 and modified in June 2020. It supersedes IFRS 4, introduced in 2004 as an interim standard, which gave companies dispensation to carry on accounting for insurance contracts using national accounting standards, thus resulting in several application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation and disclosure of information associated with insurance contracts and is applicable as from January 1, 2023, allowing for its early adoption for entities already applying IFRS 9 and IFRS 15. The Company estimates that its application will not have a significant impact on the Company’s unaudited condensed consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

•	IAS 8 Accounting Policies

The amendment was issued in February 2021. Clarifies the treatment of estimates required in the application of accounting policies. Amendments are applicable to fiscal years beginning on or after January 1, 2023, allowing for early adoption. Their application will not have an impact on the Company’s unaudited condensed consolidated financial statements.

•	IAS 12 Income Taxes

The amendment was issued in February 2021. It incorporates modifications regarding the recognition of deferred tax related to assets and liabilities that arise from a single transaction, giving rise to equal taxable and deductible temporary differences. Amendments are applicable to fiscal years beginning on or after January 1, 2023, allowing for early adoption. Their application will not have an impact on the Company’s unaudited condensed consolidated financial statements.

(f) Accounting policies and the use of estimates

The preparation of the unaudited condensed consolidated financial statements, in accordance with IFRS, requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated financial statements are disclosed where considered necessary. Estimates and judgements are discussed in detail in Note 2(y) in the annual consolidated financial statements for the year ended December 31, 2021. Such estimates and judgments are continuously evaluated and are based on historical experience and other factors, including expectations of future events as assessed to be reasonable under the present circumstances.

(g) Seasonality

Certain of the Navios Logistics’ businesses have seasonality aspects, and seasonality affects the results of Navios Logistics’ operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. Extremely low water levels can adversely affect volumes transported to the extent that water levels are not high enough to accommodate the draft of a heavily laden vessel, in which case a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. Depending on water levels, such vessels could be prevented entirely from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer and to incur increased voyage expenses. Such circumstances reduce the effective available carrying capacity of the vessel for the year. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia Waterway could adversely affect Navios Logistics’ operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact Navios Logistics’ ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to the Dry Port Terminal operations in Uruguay, the high season is mainly from April to September, linked to the arrival of the first barges down the river and with certain vessels’ logistics operations. Navios Logistics’ Liquid Port Terminal operations in Paraguay and its Cabotage Business are not significantly affected by seasonality as the operations of the Liquid Port Terminal and Cabotage Business are primarily linked to refined petroleum products.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 3: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use profit to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations are comprised of two port terminals, one for agricultural and forest-related exports and one for mineral-related exports which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

The Cabotage Business segment

Navios Logistics owns and operates ocean-going vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six ocean-going product tanker vessels, a river and estuary tanker vessel and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Cabotage Business segment and the Barge Business segment for the three month periods ended March 31, 2022 and 2021:

	Three month period ended March 31, 2022
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$27,954	$11,377	$19,516	$58,847
Cost of sales	(8,269)	(9,917)	(20,884)	(39,070)

Gross profit/(loss)	$19,685	$1,460	$(1,368)	$19,777

Administrative expenses	(875)	(557)	(2,154)	(3,586)
Other operating income	—	—	153	153
Other operating expenses	(10)	(406)	(746)	(1,162)
Expected credit losses on financial assets	—	—	(146)	(146)

Operating profit/(loss)	$18,800	$497	$(4,261)	$15,036

Finance income	6	3	7	16
Finance costs	(5,929)	(2,509)	(7,102)	(15,540)
Foreign exchange differences, net	(196)	128	117	49

Profit/(loss) before tax	$12,681	$(1,881)	$(11,239)	$(439)

Income tax (expense)/benefit	—	(70)	128	58

Profit/(loss) for the period	$12,681	$(1,951)	$(11,111)	$(381)

	Three month period ended March 31, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$24,772	$9,477	$18,787	$53,036
Cost of sales	(9,300)	(8,087)	(17,984)	(35,371)

Gross profit	$15,472	$1,390	$803	$17,665

Administrative expenses	(797)	(524)	(2,047)	(3,368)
Other operating income	636	1	70	707
Other operating expenses	(1)	(435)	(463)	(899)
Expected credit losses on financial assets	(73)	—	(72)	(145)

Operating profit/(loss)	$15,237	$432	$(1,709)	$13,960

Finance income	655	355	796	1,806
Finance costs	(5,606)	(2,857)	(6,093)	(14,556)
Foreign exchange differences, net	374	(56)	759	1,077

Profit/(Loss) before tax	$10,660	$(2,126)	$(6,247)	$2,287

Income tax (expense)/benefit	—	(1,055)	1,275	220

Profit/(loss) for the period	$10,660	$(3,181)	$(4,972)	$2,507

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, including constructions in progress, amounted to $329,888 and $334,329, as of March 31, 2022 and December 31, 2021, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

All the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of tangible assets for the Port Terminal Business segment amounted to $199,477 and $200,932 as of March 31, 2022 and December 31, 2021, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $10,204 and $10,648 as of March 31, 2022 and December 31, 2021, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $38,069 and $38,318 as of March 31, 2022 and December 31, 2021, respectively.

Goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively, for all periods presented.

NOTE 4: REVENUE, COST OF SALES AND ADMINISTRATIVE EXPENSES

4.1 Disaggregated revenue information

An analysis of the Company’s revenues from contracts with customers by stream of revenue is presented below:

	Three month period ended March 31, 2022	Three month period ended March 31, 2021
COA/Voyage revenues	$19,807	$17,585
Time chartering revenues non-lease component	4,735	4,516
Dry port terminal revenues	22,817	19,583
Storage fees (dry port) revenues	361	108
Dockage revenues	1,362	598
Sale of products revenues-liquid port terminal	1,894	3,180
Liquid port terminal revenues	1,461	1,232
Other dry port terminal revenue	59	71
Turnover tax-non lease component	(128)	(78)

Revenue from contracts with customers	$52,368	$46,795
Time chartering revenues lease component	$6,658	$6,351
Turnover tax-lease component	(179)	(110)

Total revenue	$58,847	$53,036

4.2 Contract balances

	March 31, 2022	December 31, 2021
Trade receivable from contract with customers	$42,823	$44,026
Contract assets	$1,932	$418
Contract liabilities	$3,808	$1,473

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Trade receivables from contracts with customers represent net amounts receivable from customers in respect of voyage charters, port terminals and in respect of time charters for the non-lease (service component) of the receivable. Trade receivable consisted of the following:

	March 31, 2022	December 31, 2021
Receivables from third party customers	$46,244	$47,301

	46,244	47,301
Allowance for expected credit losses	(3,421)	(3,275)

Total trade receivables	$42,823	$44,026

Movement in the allowance for expected credit losses of trade receivables is analyzed as follows:

Balance as at January 1, 2022	$(3,275)

Allowance for expected credit losses	(146)

Balance as at March 31, 2022	$(3,421)

Balance as at January 1, 2021	$(2,884)

Allowance for expected credit losses	(145)

Balance as at March 31, 2021	$(3,029)

Contract assets represent amounts from contracts with customers that reflect services transferred to customers for before payment or consideration is due. Specifically, contract assets represent the freight, demurrage, deviation and other amounts receivable from charterers for the completed voyage performance as at the period end. The balances of contract assets vary and depend on ongoing voyage charters at period end.

Contract liabilities represent the performance due to a customer for the remaining voyage as at the period end. This may happen in the case where the customer has made an advance payment before the completion of the voyage as of the period end date. The balances of contract liabilities vary and depend on advance payments received at period end.

4.3 Cost of Sales

Cost of sales for the three month periods ended March 31, 2022 and 2021 were as follows:

	Three month period ended March 31, 2022	Three month period ended March 31, 2021
Time charter, voyage and port terminal expenses	$12,594	$11,337
Direct vessel expenses	15,917	12,705
Cost of products sold-liquid port terminal	1,691	3,041
Depreciation and amortization	8,868	8,288

Total cost of sales	$39,070	$35,371

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

4.4 Administrative expenses

General and administrative expenses for the three month periods ended March 31, 2022 and 2021 were as follows:

	Three month period ended March 31, 2022	Three month period ended March 31, 2021
Payroll and related costs	$1,398	$1,375
Professional fees	1,114	1,028
Other expenses	817	679
Depreciation of RoU asset	127	158
Depreciation of tangible assets	130	128

Total	$3,586	$3,368

NOTE 5: TANGIBLE FIXED ASSETS AND ASSETS UNDER CONSTRUCTION

Tangible assets

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker vessels, barges and pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2022	$552,135	$(231,925)	$320,210

Additions	1,267	(5,229)	(3,962)

Balance March 31, 2022	$553,402	$(237,154)	$316,248

Deferred dry dock and special survey costs	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2022	$62,255	$(48,136)	$14,119

Additions	531	(1,010)	(479)

Balance March 31, 2022	$62,786	$(49,146)	$13,640

Dry port terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2022	$230,737	$(48,128)	$182,609

Additions	394	(1,809)	(1,415)

Balance March 31, 2022	$231,131	$(49,937)	$181,194

Oil storage plant and port facilities for liquid cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2022	$31,043	$(13,433)	$17,610

Additions	50	(95)	(45)

Balance March 31, 2022	$31,093	$(13,528)	$17,565

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2022	$8,703	$(6,123)	$2,580

Additions	5	(120)	(115)

Balance March 31, 2022	$8,708	$(6,243)	$2,465

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2022	$884,873	$(347,745)	$537,128

Additions	2,247	(8,263)	(6,016)

Balance March 31, 2022	$887,120	$(356,008)	$531,112

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Certain assets of the Company have been pledged as collateral for loan facilities. As of March 31, 2022 and December 31, 2021, the net book value of such assets was $115,786 and $118,438, respectively.

Since 2018, Navios Logistics acquired approximately 9.0 hectares of undeveloped land located in the Port Murtinho region of Brazil. Navios Logistics plans to develop this land for its port operations, for a total cost of $1,580.

Assets under construction

As of March 31, 2022 and December 31, 2021, Navios Logistics had paid $718 and $713, respectively, for capitalized expenses for the development of its port operations in the Port Murtinho region of Brazil and is included in “Assets under construction” in its consolidated statement of financial position.

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges. As of December 31, 2021, a total of $19,501 was transferred to “Tangible assets” in its consolidated statement of financial position of which capitalized interest amounted to $1,062.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in its liquid port terminal. As of December 31, 2021, a total of $1,843 was transferred to “Tangible assets” in its consolidated statement of financial position.

On March 22, 2021, Navios Logistics completed the acquisition of a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “2020 Fleet”), for a purchase price of $30,000. As of December 31, 2021, a total of $31,960 was transferred to “Tangible assets” in Navios Logistics’ consolidated statement of financial position.

During the second quarter of 2021, Navios Logistics completed the installation of a crane in its Grain Port Terminal. As of December 31, 2021, a total of $3,803 was transferred to “Tangible assets” in its consolidated statement of financial position.

NOTE 6: INTANGIBLES

Intangible assets other than goodwill

Intangible assets as of March 31, 2022 and December 31, 2021 consisted of the following:

	Acquisition	Accumulated	Net book
March 31, 2022	Cost	Amortization	Value
Port terminal operating rights	$53,152	$(15,083)	$38,069
Customer relationships	36,120	(25,916)	10,204

Total intangible assets	$89,272	$(40,999)	$48,273

	Acquisition	Accumulated	Net Book
December 31, 2021	Cost	Amortization	Value
Port terminal operating rights	$53,152	$(14,834)	$38,318
Customer relationships	36,120	(25,472)	10,648

Total intangible assets	$89,272	$(40,306)	$48,966

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Amortization expense for the three month period ended March 31, 2022 amounted to $693 ($693 for the three month period ended March 31, 2021).

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	$995	$995	$995	$995	$995	$33,094	$38,069
Customer relationships	1,775	1,775	1,775	1,775	1,775	1,329	10,204

Total	$2,770	$2,770	$2,770	$2,770	$2,770	$34,423	$48,273

Goodwill

Goodwill resulted from certain transactions involving Navios Logistics and its Parent. As of March 31, 2022 and December 31, 2021, goodwill amounted to $104,096.

NOTE 7: ISSUED CAPITAL AND RESERVES

Share capital

As of March 31, 2022 and December 31, 2021, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NOTE 8: INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings consist of the following:

	March 31, 2022	December 31, 2021	Interest Rate	Maturity
Notes Payable	$5,146	$4,927	Six-month LIBOR	November 2, 2024 (1)
Seller’s credit for the construction of six liquid barges	2,733	2,676	Fixed rate of 8.5%	November 16, 2025 (2)
2022 BBVA Facility	3,724	—	Fixed rate of 4.25%	July 1, 2025
2020 BBVA Facility	—	12,000	Six-month LIBOR plus 3.25%	March 31, 2022
Term Bank loan	1,400	1,400	Three-month LIBOR plus 3.15%	May 18, 2025
Seller’s credit agreement for the acquisition of the 2020 Fleet	9,000	5,000	Fixed rate of 5.00%	March 22, 2024
Santander Facility	1,174	—	Fixed rate of 4.20%	March 7, 2026

Current portion of interest-bearing loans and borrowings	23,177	26,003

2025 Notes	500,000	500,000	Fixed rate of 10.75%	July 1, 2025
Notes Payable	6,588	7,536	Six-month LIBOR	November 2, 2024 (1)
Seller’s credit for the construction of six liquid barges	7,885	8,537	Fixed rate of 8.5%	November 16, 2025 (2)
2022 BBVA Facility	13,276	—	Fixed rate of 4.25%	July 1, 2025
Term Bank loan	5,950	6,300	Three-month LIBOR plus 3.15%	May 18, 2025

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Seller’s credit agreement for the acquisition of the 2020 Fleet	5,000	10,000	Fixed rate of 5.00%	March 22, 2024
Santander Facility	3,826	—	Fixed rate of 4.20%	March 7, 2026

Non-current portion of interest-bearing loans and borrowings	542,525	532,373

Less: deferred finance costs	(15,092)	(16,026)

Total interest-bearing loans and borrowings, net	$550,610	$542,350

(1)	Includes 32 different drawdown events and maturity dates are scheduled on the 16th and last semi-annual installments after the completion of each Drawdown Event.
(2)	Includes six different drawdown events and maturity dates are scheduled on the 20th and last quarterly installments from the drawdown date of each individual barge based on the barge’s delivery date.

2025 Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the notes issued on April 22, 2014, and due on May 1, 2022, (the “2022 Notes”), to repay all amounts outstanding under the term loan B facility issued on November 3, 2017, (the “Term Loan B Facility”) and to pay certain fees and expenses related to the offering, with the balance used for general corporate purposes.

On or after August 1, 2022, the Co-Issuers may redeem some or all of the 2025 Notes at the redemption prices set forth in the indenture governing the 2025 Notes. In addition, before August 1, 2022, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Notes at a price equal to 110.750% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Notes remains outstanding. Prior to August 1, 2022, the Co-Issuers may also redeem all or a part of the 2025 Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Notes to be redeemed; plus (b) the applicable “make- whole” premium described in the indenture governing the 2025 Notes; plus (c) accrued and unpaid interest, if any, on the 2025 Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of the 2025 Notes on the relevant record date to receive interest due on all the relevant interest payment dates. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than Logistics Finance. The 2025 Notes are secured by: (i) first priority ship mortgages on four tanker vessels servicing the Company’s Cabotage Business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). The 2025 Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of March 31, 2022 and December 31, 2021, deferred finance costs associated with the 2025 Notes amounted to $14,998 and $15,927, respectively. Finance costs associated with the 2025 Notes amounted to $13,438 and $13,288 for the three month periods ended March 31, 2022 and 2021, respectively.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed finance costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of March 31, 2022, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $11,734.

Finance costs associated with the Notes Payable amounted to $128 and $168 for the three month periods ended March 31, 2022 and 2021, respectively.

Other Indebtedness

On March 25, 2022, the Company entered into a $5,000 loan facility with Banco Santander S.A. (the “Santander Facility”) for general corporate purposes. The Santander Facility bears interest at a rate of 4.20% per annum, is repayable in twelve equal quarterly installments with final maturity on March 7, 2026 and is secured by assignments of certain receivables. As of March 31, 2022, the Company had drawn the total available amount and the outstanding balance was $5,000.

On February 28, 2020, the Company entered into a $25,000 loan facility (the “2020 BBVA Facility”) with Banco Bilbao Vizcaya Argentaria (“BBVA”) which was drawn on July 8, 2020. The 2020 BBVA Facility was used to repay existing debt with BBVA, and for general corporate purposes. The 2020 BBVA Facility bore interest at a rate of LIBOR (180 days) plus 325 basis points, was repayable in quarterly installments with final maturity on March 31, 2022 and was secured by assignments of certain receivables.

On March 23, 2022, the Company entered into a $25,000 loan facility (the “2022 BBVA Facility”) with BBVA. The 2022 BBVA Facility was used to repay existing debt under the 2020 BBVA Facility and for general corporate purposes. The 2022 BBVA Facility bears interest at a rate of 4.25% per annum, is repayable in quarterly installments with final maturity on July 1, 2025 and is secured by assignments of certain receivables. As of March 31, 2022, the Company had drawn a total of $17,000 on the 2022 BBVA Facility and the outstanding balance was $17,000.

On May 18, 2017, the Company entered into a $14,000 term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of March 31, 2022, the outstanding amount of the Term Bank Loan was $7,350. As of March 31, 2022 and December 31, 2021, unamortized deferred finance costs associated with the Term Bank Loan amounted to $94 and $99, respectively. On May 18, 2022, the Company repaid the outstanding balance of the loan.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

On February 28, 2022, the Company entered into a $7,000 loan facility (the “2022 Term Bank Loan”) in order to repay the Term Bank Loan. The 2022 Term Bank Loan bears interest at a rate of SOFR plus 315 basis points. The 2022 Term Bank Loan is repayable in twelve quarterly installments beginning on August 18, 2022, with a final balloon payment of $2,800 on the last repayment date. On May 18, 2022, the amount under this facility was fully drawn.

In December 2020, the Company entered into a $13,475 seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of March 31, 2022, the Company had drawn the total available amount and the outstanding balance was $10,618. Finance costs associated with the seller’s credit agreement for the construction of six liquid barges amounted to $229 and $309 for the three month periods ended March 31, 2022 and 2021, respectively.

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet. Navios Logistics completed the acquisition on March 22, 2021, which included a $15,000 seller’s credit agreement. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum. As at March 31, 2022, the outstanding balance was $14,000. Finance cost associated with the seller’s credit agreement for the acquisition of the 2020 Fleet amounted to $109 and $18 for the three month periods ended March 31, 2022 and 2021, respectively.

On April 28, 2022, the Company entered into a five year finance leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 till the second quarter of 2023. The finance lease contract is payable by 60 consecutive monthly payments of $26 each, commencing from the delivery of each barge. At expiration, the Company will have the ability to exercise the purchase option of these barges or extend the finance leasing contract duration.

In connection with the loan obligations described herein and other long-term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all covenants as of March 31, 2022.

The annualized weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 10.17% and 10.05% for the three month periods ended March 31, 2022 and 2021, respectively.

As of March 31, 2022, an amount of $9,194 ($23,277 as of December 31, 2021) was included under “Trade and other payables” in the Company’s unaudited condensed statement of financial position related to accrued interest from its interest-bearing loans and borrowings.

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of March 31, 2022, for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above).

Year	Amount in thousands of U.S. dollars
March 31, 2023	$79,811
March 31, 2024	76,060
March 31, 2025	67,081
March 31, 2026	522,947

Total	$745,899

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 9: LEASES

Company as a lessee

The Company has lease contracts for land and offices used in its operations. Leases of land generally have an average lease term of 44 years with extension option attached, while office lease agreements generally have lease terms between 0.2 and 4.6 years.

The Company also has certain leases of offices with lease terms of 12 months or less and leases of photo copy machines with low value. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Land	Office buildings	Total right of use assets
Balance as at January 1, 2022	$6,992	$1,011	$8,003

Lease reassessment	539	—	539
Depreciation expense	(42)	(127)	(169)

Balance as at March 31, 2022	$7,489	$884	$8,373

An analysis of the lease liabilities is as follows:

2022
At January 1,	$8,751
Lease reassessment	539
Accretion of interest	181
Payments	(306)

At March 31,	$9,165

Current	1,092
Non-current	8,073

The maturity table of the undiscounted cash flows of the lease liabilities is presented below:

Less than 1 year	Between 1 and 5 years	Over 5 years	Total
$ 1,092	$3,088	$24,458	$28,638

The table below presents the components of the Company’s lease expense for the three month periods ended March 31, 2022 and 2021:

	Three month period ended March 31, 2022	Three month period ended March 31, 2021
Depreciation expense of right-of-use assets	$169	$197
Interest expense on lease liabilities	181	161
Expense relating to short-term leases	1,008	1,538

Total	$1,358	$1,896

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

Company as a lessor

The Company through its subsidiaries entered into time charter agreements with aggregate hire receivables (contracted revenues), comprising lease revenue and service revenue (see Note 4.1). There are no significant variable lease payments in relation to these agreements.

In February 2017, two self-propelled barges of the Company’s fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. The sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option, at no cost, at the end of the lease period. In October 2021 and November 2021, the Company received the final installments of San Lorenzo and Formosa.

NOTE 10: RELATED PARTY DISCLOSURES

As of March 31, 2022 and December 31, 2021, the amounts due to affiliate companies were as follows:

	March 31, 2022	December 31, 2021
Peers Business Inc. (Other related party)	$(15,000)	$(15,000)
Navios Shipmanagement Inc. (Other related party)	(674)	(384)

Total	$(15,674)	$(15,384)

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings $50,000 on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility was secured by Navios Holdings 2022 Notes purchased with funds borrowed under the Navios Holdings Loan Agreement. The secured credit facility included an arrangement fee of $500 and initially bore fixed interest of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Logistics agreed to increase the amount available under the Navios Holdings Loan Agreement by $20,000. Following this amendment, as a result of the redemption of the 2022 Notes, repayment of the Term Loan B Facility and the issuance of 2025 Notes, (a) the interest rate on the Navios Holdings Loan Agreement decreased to 10.0%, and (b) the maturity of the Navios Holdings Loan Agreement was extended to December 2024.

On June 24, 2020, Navios Logistics entered into a deed of assignment and assumption with its wholly owned subsidiary, Grimaud, and Anemos Maritime Holdings Inc. in respect of the Navios Holdings Loan Agreement, in which Navios Logistics assigned its legal and beneficial right, title and interest in the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6,381 in satisfaction of the interest payable in respect of the Navios Holdings Loan Agreement as of that date.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, Grimaud entered into a supplemental agreement (the “Supplemental Navios Holdings Loan Agreement”) to the Navios Holdings Loan Agreement, whereby Grimaud and Navios Holdings agreed to amend the Navios Holdings Loan Agreement so that the Navios Holdings Loan Agreement could be repaid or prepaid in full through the issuance of shares of common stock of Navios Holdings (the “Shares”) to Grimaud. The effectiveness of the Supplemental Navios Holdings Loan Agreement was subject to, and contingent upon, a prepayment by Navios Holdings of the Navios Holdings Loan Agreement in the amount of $7,500 in cash and the effectiveness of a registration statement of Navios Holdings registering the resale of 9,301,542 Shares, among other conditions. On July 13, 2021, following the

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

completion of all conditions precedent, the Shares were transferred to Grimaud and the Navios Holdings Loan Agreement was repaid in full. Subsequently, Grimaud entered into a 10b-5 sales agreement for the sale of the Shares. As of July 30, 2021, the date on which the shares of Grimaud were distributed as dividend to the shareholders of the Company, Grimaud had sold 752,000 shares of common stock of Navios Holdings and generated net proceeds of $3,704.

As of December 31, 2021, the full amount outstanding under the Navios Holdings Loan Agreement was repaid. For the three month period ended March 31, 2021, interest income related to the Navios Holdings Loan Agreement amounted to $1,750, which is included under “Finance income” in the unaudited condensed statement of (loss)/income.

Administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 and January 1, 2022 (extending the term of the agreement to January 1, 2027), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total administrative expenses charged for the three month period ended March 31, 2022 amounted to $286 ($286 for the three month period ended March 31, 2021).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster), Divijet S.A., Trace Capital and Pit Jet S.A., all owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were nil for the each of three month periods ended March 31, 2022 and 2021 and amounts payable amounted to nil as of March 31, 2022 and December 31, 2021.

Promissory note: On July 30, 2021, the Company issued a $20,000 promissory note to Grimaud. The promissory note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments subject to certain conditions. On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc. (“Peers”), whereby the promissory note was assigned to Peers. On August 15, 2021, the first installment was paid.

Employment Agreements—Compensation of key management personnel

The Company has executed employment agreements with three key management employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation of its key management employees totaling $225 and $225 for the three month periods ended March 31, 2022 and 2021, respectively.

Pursuant to the assignment agreement with NC and NSM, the latter provides certain administrative management services to Navios Logistics including the compensation of its directors and members of our senior management who are not employees of the Company. This compensation is included in the general and administrative fees charged which amounted to $286 for both three month periods ended March 31, 2022 and 2021.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

NOTE 11: FAIR VALUE MEASUREMENT

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Interest-bearing loans and borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2025 Notes, the 2022 BBVA Facility, the Santander Facility, the seller’s credit for the construction of six liquid barges and the 2020 Fleet are fixed rate borrowings and their fair value was determined based on quoted market prices.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2022		December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$33,401	$33,401	$32,580	$32,580
2025 Notes	$(485,002)	$(525,520)	$(484,073)	$(526,710)
Notes payable, including current portion	$(11,734)	$(11,734)	$(12,463)	$(12,463)
Other long-term indebtedness, including current portion	$(53,874)	$(53,874)	$(45,814)	$(45,814)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at March 31, 2022
	Total	Level I	Level II	Level III
Cash and cash equivalents	$33,401	$33,401	$—	$—
2025 Notes	$(525,520)	$(525,520)	$—	$—
Notes payable, including current portion(1)	$(11,734)	$—	$(11,734)	$—
Other long-term indebtedness, including current portion (1)	$(53,874)	$—	$(53,874)	$—

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

	Fair Value Measurements at December 31, 2021
	Total	Level I	Level II	Level III
Cash and cash equivalents	$32,580	$32,580	$—	$—
2025 Notes	$(526,710)	$(526,710)	$—	$—
Notes payable, including current portion(1)	$(12,463)	$—	$(12,463)	$—
Other long-term indebtedness, including current portion (1)	$(45,814)	$—	$(45,814)	$—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

There were no changes in valuation techniques during the reporting periods presented, neither there were transfers between levels.

NOTE 12: (LOSS)/EARNINGS PER SHARE (EPS)

Basic and diluted net (loss)/earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted (loss)/earnings per share for the periods ended March 31, 2022 and 2021 respectively, are as follows:

	Three month period ended March 31, 2022	Three month period ended March 31, 2021
(Loss)/Profit attributable to Navios Logistics’ stockholders	$(381)	$2,507

Weighted average number of shares, basic and diluted	20,000	20,000

Net (loss)/earnings per share from continuing operations: Basic and diluted	$(0.02)	$0.13

At March 31, 2022 and 2021, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net (loss)/earnings per share.

NOTE 13: COMMITMENTS AND CONTINGENCIES

Legal

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2023.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

In September 2020, the Company agreed to a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount to be paid to the Company as a result of the settlement of $4,140, which will be collected in three equal installments of $1,380 on June 1, 2021, 2022 and 2023. In June 2021, the Company collected the first installment.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

In April 2022, Vale S.A. announced the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The sale includes the full assumption by the buyer of the take-or-pay logistics contracts, which remain subject to the consent of the applicable counterparties. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale, dated September 27, 2013 remains in full force and effect. Any transfer, novation, or assignment of the Vale port contract or any obligations or rights arising thereunder by Vale is subject to the prior approval of the Navios counterparty.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of such actions will have a material effect on the Company’s unaudited condensed consolidated financial position, results of operations or cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2022	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Claudio Pablo Lopez
Claudio Pablo Lopez
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1

Supplemental Agreement, dated May 17, 2022, between Navarra Shipping Corporation and Pelayo Shipping Corporation, as borrowers, and Alpha Bank S.A. as the lending bank, in relation to the Loan Agreement dated February 28, 2022 between Navarra Shipping Corporation and Pelayo Shipping Corporation, as borrowers, and Alpha Bank S.A., as the lending bank, for a loan facility of up to $7.0 million.